3/16/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016006

RECEIVED MAR 01 2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~38599~~ 48311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Knight Equity Markets, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Fitzpatrick 201-356-4210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of the firm of Knight Equity Markets, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Equity Markets, L.P. for the year ended December 31, 2003 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Joyce

Thomas Joyce
Chief Executive Officer

Neil Fitzpatrick

Neil Fitzpatrick
Managing Director and
Chief Financial Officer

Rosemarie A. Kley

Notary Public

Sworn to and subscribed
before me this
26 day of Feb 2004

ROSEMARIE A. KLEY
A Notary Public Of New Jersey
My Commission Expires March 19, 2008

Knight Equity Markets, L.P.

Statement of Financial Condition
December 31, 2003

Knight Equity Markets, L.P.
Index
December 31, 2003

Page(s)

This report contains the following

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. (formerly "Knight Securities, L.P.") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2004

Knight Equity Markets, L.P.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 199,746,586
Cash segregated under federal and other regulations	5,880,509
Securities owned, held at clearing broker, at market value	127,167,322
Receivable from brokers and dealers	110,307,950
Receivable from affiliates	18,979,921
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $70,851,675	22,702,202
Goodwill	3,572,573
Intangible assets, less accumulated amortization of $48,000	11,952,000
Strategic investment	10,080,010
Other assets	9,555,748
Total assets	$ 519,944,821
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at market value	$ 108,073,673
Accrued compensation expense	48,625,444
Accrued payments for order flow	5,824,482
Accrued execution and clearance fees	10,465,845
Payable to clearing broker	3,447,832
Payable to affiliates	19,990,067
Lease loss accrual	15,432,959
Accounts payable, accrued expenses and other liabilities	14,058,695
Total liabilities	225,918,997
Commitments and contingent liabilities (Notes 5 and 9)	-
Partners' capital	294,025,824
Total liabilities and partners' capital	$ 519,944,821

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"; formerly "Knight Securities, L.P."), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the National Stock Exchange, and the Pacific Stock Exchange. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Trading Group, Inc. ("KTG").

On December 1, 2003, the Company acquired the business of Donaldson & Co., Incorporated, an Atlanta-based firm that offers soft dollar and commission recapture programs to institutions. Since the transaction, the acquired business has been operated as a separate division of the Company (the "Donaldson division").

2. Significant Accounting Policies

Cash Equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities

Securities owned and securities sold, not yet purchased, which consist of OTC and listed equity securities, are carried at market value and are recorded on a trade date basis.

Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Goodwill and Intangible Assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*. Under this standard, goodwill and intangible assets with an indefinite useful life are not amortized but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company has no indefinite-lived intangible assets. Other intangible assets are amortized over their useful lives, which have been determined to range from five to thirty years.

Strategic Investment

Strategic investment, which represents an investment in NASDAQ, is accounted for at fair value. The fair value of the investment, for which a quoted market or dealer price is not available for the size of our investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued

securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of this investment is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. The valuation of the investment is reviewed by management on an ongoing basis.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Lease Loss Accruals
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Goodwill and Intangible Assets

At December 31, 2003, the Company had goodwill and intangible assets of $3,572,573 and $11,952,000, respectively, which resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003.

The intangible assets, which are primarily customer relationships, are all deemed to have definite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 67,320,929
Leasehold improvements	10,371,548
Equipment	7,289,744
Telephone system	4,649,322
Furniture and fixtures	3,922,334
	93,553,877
Less: Accumulated depreciation and amortization	(70,851,675)
	$ 22,702,202

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index.

The Company leases certain computer and office equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2003, future minimum rental commitments under all noncancelable office leases and computer and equipment leases, guaranteed employment contracts longer than one year and other commitments ("Other Obligations") were as follows:

	Office Leases	Other Obligations	Total
Year ending December 31,			
2004	$ 11,619,443	$ 6,620,286	$ 18,239,729
2005	12,182,666	4,131,692	16,314,358
2006	8,463,359	3,841,283	12,304,642
2007	7,805,096	833,292	8,638,388
2008	7,715,384	-	7,715,384
Thereafter	112,837,639	-	112,837,639
	$ 160,623,587	$ 15,426,553	$ 176,050,140

During the normal course of business, the Company collateralizes certain leases, employment agreements or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2003, KTG has provided a $9.0 million letter of credit as a guarantee for one of the Company's lease obligations. In addition, the Company has agreed to maintain an escrow account to collateralize an employment contract in the aggregate amount of $1.0 million. As of December 31, 2003, the Company has $1.3 million of restricted cash included in other assets to collateralize such obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with

regard to these matters would not likely have a material adverse effect on the financial position of the Company.

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total U.S. equity trades executed or the total U.S. equity shares traded by the Company during the period. One customer accounted for approximately 14.7% of the Company's total U.S. equity trades executed and approximately 32.1% of the Company's total U.S. equity shares traded during the period.

7. Employee Benefit Plans

KTG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement.

8. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KTG based on direct usage, headcount, or a percentage of net capital depending on the source of the expense.

The Company pays an affiliate a fee for arranging transactions with European customers.

The Company pays affiliates a fee for certain execution costs.

The Company pays affiliates a fee based on a percentage of commissions for arranging certain non-equity transactions.

The Company receives a fee from an affiliate to manage an investment portfolio.

In the normal course of business, the Company makes short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. At December 31, 2003 the loan balance receivable amounted to $18.4 million.

In addition, the Company borrowed funds from an affiliate during 2003 at an amount approximating its borrowing rate. At December 31, 2003 the loan balance, payable on demand, amounted to $16.0 million.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears the majority of its securities transactions through a clearing broker on a fully disclosed basis and foreign transactions are primarily settled through foreign bank accounts. Substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. At December 31, 2003, the Company has recorded liabilities of approximately $2.1 million with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

10. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $177.8 million, which was $170.2 million in excess of its required net capital of $7.6 million.